  Exhibit 99.2

(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Auryn Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Auryn Resources Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4 to the financial statements, the Company has changed its method of accounting for exploration and evaluation costs on January 1, 2018 and has retrospectively adjusted the 2017 financial statements, including the disclosure of the January 1, 2017 retrospectively adjusted consolidated statement of financial position.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants Vancouver, Canada
March 26, 2019

We have served as the Company’s auditor since 2015.

Auryn Resources Inc.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	As at December 31,	As at December 31,	As at January 1,
	2018	2017	2017
		Restated(note 4)	Restated(note 4)
Assets

Current assets:
Cash (note 5)	$1,653	$2,474	$2,457
Marketable securities (note 6)	186	425	625
Amounts receivable	57	645	235
Prepaid expenses and deposits (note 7)	717	947	479

	2,613	4,491	3,796

Non-current assets:
Restricted cash (note 5)	115	115	115
Prepaid expenses and deposits (note 7)	198	220	–
Mineral property interests (note 8)	39,072	37,258	36,050
Equipment (note 9)	1,525	1,675	1,786
	40,910	39,268	37,951
Total assets	$43,523	$43,759	$41,747

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$836	$1,053	$818
Flow-through share premium liability (note 10)	317	185	–

	1,153	1,238	818

Non-current liabilities:
Provision for site reclamation and closure (note 11)	1,891	1,662	1,747

Total liabilities	$3,044	$2,900	$2,565

Equity:
Share capital	$121,988	$105,870	$67,553
Share option and warrant reserve	6,937	6,046	6,108
Accumulated other comprehensive income (loss)	225	(60)	18
Deficit	(88,671)	(70,997)	(34,497)

Total equity	$40,479	$40,859	$39,182

Total liabilities and equity	$43,523	$43,759	$41,747

Subsequent events (notes 14(a) and 22)

Approved on behalf of the Board of Directors:

"Shawn Wallace "	"Steve Cook"
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Years ended December 31,
	2018	2017
		Restated(note 4)
Operating expenses
Exploration and evaluation costs (note 12)	$14,653	$36,170
Fees, salaries and other employee benefits	2,388	3,302
Insurance	310	202
Legal and professional fees	264	316
Marketing and investor relations	1,390	1,453
Office and administration	485	603
Regulatory, transfer agent and shareholder information	217	319
	19,707	42,365

Other expenses (income):
Project investigation costs	138	105
Accretion of provision for site reclamation and closure (note 11)	39	39
Interest and other income	(110)	(247)
Amortization of flow-through share premium (note 10)	(2,347)	(5,966)
Loss on marketable securities	239	200
Foreign exchange loss	8	4
	(2,033)	(5,865)

Loss for the year	$17,674	$36,500

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency (gain) loss on translation of foreign operations	(285)	78

Other comprehensive loss (income) for the year	(285)	78

Total comprehensive loss for the year	$17,389	$36,578

Basic and diluted loss per share (note 18)	$0.21	$0.48

Basic and diluted weighted average number of shares outstanding (note 18)	86,015,208	76,668,827

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)

				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total
				Restated(note 4)	Restated(note 4)	Restated(note 4)
Balance at December 31, 2016	66,796,817	$67,553	$6,108	$18	$(34,497)	$39,182

Comprehensive loss for the year	–	–	–	(78)	(36,500)	(36,578)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability (note 13 (b) v)	9,542,402	32,760	–	–	–	32,760
Share options exercised (note 13 (b) vi)	453,000	913	(377)	–	–	536
Warrants exercised (note 13 (b) vii)	1,954,011	4,644	(1,523)	–	–	3,121
Share-based compensation (note 14 (a))	–	–	1,838	–	–	1,838

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the year	–	–	–	285	(17,674)	(17,389)
Shares issued pursuant to offerings, net of share issue
costs and flow-through liability (note 13 (b) i and ii)	11,406,586	15,731	–	–	–	15,731
Share options exercised (note 13 (b) iii)	220,000	354	(156)	–	–	198
Warrants exercised (note 13 (b) iv)	15,000	33	(12)	–	–	21
Share-based compensation (note 14 (a))	–	–	1,059	–	–	1,059

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Years ended December 31,
	2018	2017
		Restated(note 4)
Cash (used in) provided by:

Operating activities:
Loss for the year	$(17,674)	$(36,500)
Items not involving cash:
Interest income	(110)	(241)
Accretion of provision for site reclamation and closure	39	39
Loss on marketable securities	239	200
Amortization of flow-through share premium (note 10)	(2,347)	(5,966)
Unrealized foreign exchange loss	10	(3)
Share-based compensation (note 14(a))	1,059	1,838
Depreciation of fixed assets	262	253
Changes in non-cash working capital:
Amounts receivable	587	(330)
Prepaid expenses and deposits	342	(886)
Accounts payable and accrued liabilities	(251)	279
Cash used in operating activities	(17,844)	(41,317)

Investing activities:
Interest received	110	241
Purchase of equipment	(109)	(144)
Mineral property acquisition costs	(1,386)	(1,323)
Increase in reclamation bond	(53)	–
Cash used in investing activities	(1,438)	(1,226)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	18,220	38,911
Proceeds from share option and warrant exercises (note 13 (b))	219	3,657
Cash provided by financing activities	18,439	42,568

Effect of foreign exchange rate changes on cash	22	(8)

(Decrease) Increase in cash	(821)	17

Cash, beginning of the year	2,474	2,457

Cash, end of the year	$1,653	$2,474

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

1.
Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 8 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 8 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 8 (c)) which include the Sombrero and Huilacollo projects.

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.
Basis of presentation

(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the financial year ended December 31, 2018. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 26, 2019.

(b)
Basis of preparation and consolidation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities (note 6) that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

2.
Basis of presentation (continued)

(c)
Critical accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i.
Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each of its Canadian entities is the Canadian dollar, while the functional currency of its Peruvian entities is the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

ii.
Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

iii.
Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iv.
Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.
Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

2.
Basis of presentation (continued)

(c)
Critical accounting judgments and estimates

ii.
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure, as there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

iii.
Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

iv.
Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

v.
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

3.
Significant accounting policies

 (a)
Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its Canadian subsidiaries is the Canadian dollar while the functional currency of its Peruvian entities in the United States dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

(b)
Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2018 and 2017, the Company did not have any cash equivalents.

(c)
Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	5-10 years
Machinery and heavy equipment	5-10 years

(d)
Mineral property interests and exploration expenditures

Effective January 1, 2018, the Company elected to change its accounting policy for exploration and evaluation costs. As a result of this voluntary change in accounting policy, the Company has retrospectively restated certain prior period amounts within these consolidated financial statements to be in accordance with this new policy. The voluntary change in policy and the impact on prior period amounts is detailed in note 4.

The revised accounting policy for exploration and evaluation costs and mineral property interests is as follows:

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities, including but not limited to researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statement of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

(d)
Mineral property interests and exploration expenditures (continued)

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

 (e)
Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

 (f)
Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision. Costs for restoration of subsequent site damage, which is created on an on-going basis during production, are provided for at their estimated net present values and charged against earnings as extraction progresses.

(g)
Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(h)
Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the statement of loss as the eligible expenditures are incurred.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

(i)
Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(j)
Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

(k)
Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

(k)
Income taxes (continued)

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(l)
Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

●
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash, restricted cash, amounts receivable and deposits.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

●
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

(l)
Financial instruments (continued)

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 19. The Company's financial assets at FVTPL include its equity investment in Bravada Gold Corporation (“BVA”).

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

The Company's financial liabilities at amortized cost primarily include accounts payable and accrued liabilities.

Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(m)
Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as FVTOCI (none as at December 31, 2018 or 2017) will have gains and losses included in other comprehensive loss. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

3.
Significant accounting policies (continued)

 (n)
Changes in accounting standards

i) New accounting standards effective January 1, 2018

●
Revenue Recognition

Effective January 1, 2018 the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The adoption of this standard did not impact the Company’s financial statements, as currently the Company does not earn revenues.

●
Financial instruments

Effective January 1, 2018 the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The adoption of this standard did not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting was impacted.

ii) New and amended accounting standards not yet effective for the year ended December 31, 2018

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company will adopt IFRS 16 on its effective date of January 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company will make the following elections under IFRS 16:

●
to measure its right of use assets at amounts equal to the associated lease liabilities;

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

The Company does not expect the adoption of IFRS 16 to have a material impact on its financial statements. Due to the seasonality of the Company’s exploration programs, many of its exploration contracts are short term in nature and therefore will be exempt for the recognition provisions of IFRS 16.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

4.
Change in accounting policy

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs incurred subsequent to the acquisition of a mineral property interest. Previously the Company had capitalized these costs as part of mineral property interests in accordance with IFRS 6 which allows for mining exploration companies to either capitalize or expense such costs.

Management determined that expensing exploration and evaluation costs would provide more relevant information to many of its financial statements users, as it would allow for comparisons to be drawn against both its Canadian peers, many of which choose to expense such costs, as well as its American peers as the policy is more in line with United States Generally Accepted Accounting Policies (“US GAAP”) requirements to expense costs, other than those incurred to acquire the right to explore a mineral property, until the economic viability of a project is established.

The Company will continue to capitalize the costs incurred to acquire the right to explore a mineral property until the right is lost or the value of the mineral property is determined to be impaired.

See note 3 (d) for the Company’s revised accounting policy on exploration and evaluation costs and mineral property interests.

The impact of this voluntary change in accounting policy on prior period amounts is outlined below:

Statements of Financial Position

As at January 1, 2017	As previously reported	Adjustment	Restated
Mineral property interests	$58,815	$(22,765)	$36,050
Accumulated other comprehensive income (loss)	(29)	11	(18)
Deficit	11,743	22,754	34,497

As at December 31, 2017	As previously reported	Adjustment	Restated
Mineral property interests	$95,986	$(58,728)	$37,258
Accumulated other comprehensive income (loss)	256	(196)	60
Deficit	12,073	58,924	70,997

Statements of Loss and Comprehensive Loss

Year ended December 31, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	$-	$36,170	$36,170
Loss for the year	330	36,170	36,500
Unrealized currency (gain) loss on translation of foreign operations	285	(207)	78
Net comprehensive loss	615	35,963	36,578

Loss per share (basic and diluted)	$0.00	$0.48	$0.48

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

4.
Change in accounting policy (continued)

Statement of Cash Flows

Year ended December 31, 2017	As previously reported	Adjustment	Restated
Loss for the year	$330	$36,170	$36,500
Share-based compensation	1,071	767	1,838
Depreciation of fixed assets	-	253	253
Changes in non-cash working capital
Prepaid expenses and deposits	(901)	15	(886)
Accounts payable and accrued liabilities	140	139	279
Cash used in operating activities	(6,321)	(34,996)	(41,317)
Exploration and evaluation costs	(36,319)	36,319	-
Acquisition of mineral property interests	-	(1,323)	(1,323)
Cash used in investing activities	(36,222)	34,996	(1,226)

5.
Cash and restricted cash

	December 31, 2018	December 31, 2017

Components of cash and restricted cash:
Cash	$1,653	$2,474
Restricted cash	115	115
	$1,768	$2,589

Restricted cash balance includes an amount of $86 (December 31, 2017 - $86) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project.

6.
Marketable securities

Investment in Bravada common shares

Included as part of the acquisition of Homestake’s net assets, the Company acquired 2,658,004 shares of BVA which the Company has classified as FVTPL within level 1 category of the fair value hierarchy (note 19). As at December 31, 2018, the BVA share price quoted on TSXV was $0.07 per share (December 31, 2017 – $0.16 per share) and the fair value of the shares was adjusted to $186 (December 31, 2017 - $425). The impact of the fair value adjustment of the BVA shares was to record a fair value loss of $239 in the statement of loss and comprehensive loss for the year ended December 31, 2018 (December 31, 2017 - $200).

7.
Prepaid expenses and deposits

	December 31, 2018	December 31, 2017
Prepaid and deposits related to exploration and evaluation expenditures	$519	$730
Other prepaid expenses and deposits	396	437
Total prepaid expenses and deposits	915	1,167
Less: Non-current portion	198	220
Current prepaid expenses and deposits	$717	$947

As at December 31, 2018, the Company had prepaid amounts related to drilling contracts at the Committee Bay project of $116 (December 31, 2017 - $384) and surface rights agreements in Peru of $283 (December 31, 2017 - $268), of which $198 (December 31, 2017 - $220) is non-current.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

8.
Mineral property interests

(a)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

 (b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

 (c) Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers more than 120,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period, of which US$1.3 million has been spent as at December 31, 2018 in addition to cash payments totalling US$0.2 million that have been made to Alturas. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5.0 million.

ii.
Mollecruz Option

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are key claims in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019		50	150
June 22, 2020		100	150
June 22, 2021		200	500
June 22, 2022		300	700
June 22, 2023		900	1,500
Total		1,600	3,000

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

8.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

iii.
Aceros Option

On December 13, 2018 the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The work expenditures and cash payments required under the agreement are as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019		60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million, through a combination of work expenditures and cash payments as outlined in the table below. As at December 31, 2018, the Company has completed US$4.4 million of work expenditures under the Huilacollo Option.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019		-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

8.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018*	Deferred*	100	200
September 22, 2019*		200	250
September 22, 2020*		150	1,000
September 22, 2021*		2,500	2,000
Total		3,150	3,450

*  Effective September 4, 2018, the Company formally declared the existence of a force majeure event under the Baños Option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties. The Company plans to continue to work towards the resolution of this matter.

 (d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2016 (Restated – note 4)	$18,725	$16,060	$1,265	$36,050
Additions	80	-	1,308	1,388
Change in estimate of provision for site reclamation and closure	(124)	-	-	(124)
Currency translation adjustment	-	-	(56)	(56)
Balance at December 31, 2017 (Restated – note 4)	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance at December 31, 2018	$18, 871	$16,060	$4,141	$39,072

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

9.
Equipment

	Camp and field equipment	Machinery and equipment	Total
Cost
Balance at December 31, 2016	$1,217	$829	$2,046
Additions	144	-	144
Currency translation adjustment	(3)	-	(3)
Balance at December 31, 2017	$1,358	$829	$2,187
Additions	109	-	109
Currency translation adjustment	4	-	4
Balance at December 31, 2018	$1,471	$829	$2,300

Accumulated depreciation
Balance at December 31, 2016	$(145)	$(115)	$(260)
Depreciation	(149)	(104)	(253)
Currency translation adjustment	1	-	1
Balance at December 31, 2017	$(293)	$(219)	$(512)
Depreciation	(158)	(104)	(262)
Currency translation adjustment	(1)	-	(1)
Balance at December 31, 2018	$(452)	$(323)	$(775)

Net book value
Balance at December 31, 2017	$1,065	$610	$1,675
Balance at December 31, 2018	$1,019	$506	$1,525

10.
Flow-through share premium liability

As at December 31, 2018, the Company has a flow-through share premium liability of $317 (December 31, 2017 - $185) in relation to the various flow-through share financings completed since 2017 (see note 13(b) for full details of the financings).

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Below is a summary of the flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
January 24, 2017	4,590,818	$5.01	$1.34	$6,151
March 23, 2018*	1,091,826	$2.35	$0.67	737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
	9,982,019			$8,630

* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

10.
Flow-through share premium liability (continued)

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures
	BC	Nunavut	Total	Flow-through premium liability
Balance at January 1, 2017	$-	$-	$-	$-
Flow-through funds raised	7,500	15,500	23,000	6,151
Flow-through eligible expenditures	(6,807)	(15,500)	(22,307)	(5,966)
Balance at December 31, 2017	693	-	693	185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,826)	(7,590)	(9,416)	(2,347)
Balance at December 31, 2018	$737	$433	$1,170	$317

11.
Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

●
Undiscounted cash flow for site reclamation of $2,545 (December 31, 2017 - $2,250)
●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
●
Annual inflation rate 2% (December 31, 2017 - 2%)
●
Risk-free interest rate 2.41% (December 31, 2017 - 2.26%)

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

	December 31, 2018	December 31, 2017

Opening balance	$1,662	$1,747
Accretion	39	39
Change in estimate	190	(124)
Closing balance	$1,891	$1,662

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

12.
Exploration and evaluation costs

For the year ended December 31, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$695	$111	$171	$977
Exploration drilling	1,368	391	307	2,066
Camp cost, equipment and field supplies	767	269	775	1,811
Geological consulting services	526	201	945	1,672
Geophysical analysis	-	-	212	212
Permitting, environmental and community costs	302	107	885	1,294
Expediting and mobilization	256	93	35	384
Salaries and wages	1,455	327	406	2,188
Fuel and consumables	110	67	22	199
Aircraft and travel	2,893	475	119	3,487
Share based compensation	129	46	188	363
Total for the year ended December 31, 2018	$8,501	$2,087	$4,065	$14,653

For the year ended December 31, 2017, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$1,297	$357	$153	$1,807
Exploration drilling	4,936	1,820	178	6,934
Camp cost, equipment and field supplies	1,116	679	1,220	3,015
Geological consulting services	1,810	785	1,718	4,313
Geophysical analysis	366	86	210	662
Permitting, environmental and community costs	440	186	1,065	1,691
Expediting and mobilization	742	176	50	968
Salaries and wages	2,043	866	312	3,221
Fuel and consumables	1,858	231	24	2,113
Aircraft and travel	8,557	1,618	528	10,703
Share based compensation	343	149	275	767
Recoveries	-	(24)	-	(24)
Total for the year ended December 31, 2017	$23,508	$6,929	$5,733	$36,170

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

13.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b)
Share issuances

Year ended December 31, 2018:

i.
On August 16, 2018, the Company completed a non-brokered flow-through private placement (the “August 2018 Offering”) for gross proceeds of $7,331.  The proceeds from the sale of the August 2018 flow-through shares are to be used exclusively for exploration on the Company’s Committee Bay, Gibson MacQuoid and Homestake Ridge projects.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Nunavut flow-through shares issued at $1.60 per share	2,084,375	$3,335
Nunavut charity flow-through shares issued at $1.75 per share	1,215,000	2,126
BC charity flow-through shares issued at $1.87 per share	1,000,000	1,870
Share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

ii.
  i. On March 23, 2018 the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totalled $1,336, which included $756 in commissions, and $580 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share6,015,385		$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,336)
Proceeds net of share issue costs	7,107,211	11,279
Flow-through share premium liability	-	(737)
	7,107,211	$10,542

iii.
During the year ended December 31, 2018, 220,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.91 for gross proceeds of $198. Attributed to these share options, fair value of $156 was transferred from the equity reserves and recorded against share capital.

iv.
During the year ended December 31, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21. Attributed to these share purchase warrants, fair value of $12 was transferred from the share option and warrant reserve and recorded against share capital.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

13.
Share capital (continued)

(b)
Share issuances (continued)

Year ended December 31, 2017:

v.
On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172 (the “2017 Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the 2017 Offering totalled $2,261, which included $2,022 in commissions, and $239 in other issuance costs. The gross proceeds from the 2017 Offering were also offset by $6,151, an amount related to the flow-through share premium liability (note 10). A reconciliation of the impact of the 2017 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

vi.
During the year ended December 31, 2017, 453,000 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $1.18 for gross proceeds of $536. Attributed to these share options, fair value of $377 was transferred from the equity reserves and recorded against share capital.

vii.
During the year ended December 31, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.60 for gross proceeds of $3,121. Attributed to these share purchase warrants, fair value of $1,523 was transferred from the equity reserves and recorded against share capital.

14.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(453,000)	1.18
Expired (20,000)		2.63
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(220,000)	0.91
Expired	(103,750)	2.35
Forfeited	(56,250)	1.60
Outstanding, December 31, 2018	6,205,000	$1.85

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

14.
Share option and warrant reserves (continued)

 (a)
Share-based payments (continued)

As at December 31, 2018, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	850,000	$0.51	0.13	850,000	$0.51	0.13
Aug 17, 2020	960,000	1.30	1.63	960,000	1.30	1.63
June 21, 2021	2,195,000	2.63	2.47	2,195,000	2.63	2.47
Jan 10, 2022	440,000	3.22	3.03	440,000	3.22	3.03
May 5, 2022	65,000	3.04	3.35	65,000	3.04	3.35
June 20, 2023	795,000	1.42	4.47	397,500	1.42	4.47
June 26, 2023	900,000	1.42	4.49	450,000	1.42	4.49
	6,205,000	$1.85	2.62	5,357,500	$1.92	2.32

Of the 850,000 share options set to expire on February 17, 2019, 810,000 were exercised subsequent to December 31, 2018 for proceeds of $413 and the remaining 40,000 expired. In addition, 25,000 share options with an exercise price of $1.30 were exercised subsequent to year end for proceeds of $33.

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the year ended December 31, 2018 and 2017 the company recognized share-based compensation expense as follows:

	Years ended December 31,
	2018	2017 (Restated – note 4)

Recognized in net loss:
Included in exploration and evaluation costs	$363	$767
Included in fees, salaries and other employee benefits	654	1,053
Included in project investigation costs	42	18
	$1,059	$1,838

During the year ended December 31, 2018, the Company granted 1,775,000 share options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

During the year ended December 31, 2017, the Company granted 530,000 share options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share options was calculated as $2.01 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during years ended December 31, 2018 and 2017 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31,
	2018	2017
Risk-free interest rate	1.97%	0.94%
Expected dividend yield	Nil	Nil
Share price volatility	67%	77%
Expected life in years	4.36	4.34

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

14.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b)
Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2016	2,018,877	$1.59
Expired	(37,150)	1.34
Exercised	(1,954,011)	1.60
Outstanding, December 31, 2017	27,716	$1.40
Expired	(12,716)	1.40
Exercised	(15,000)	1.40
Outstanding, December 31, 2018	-	-

15.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

	Years ended December 31,
	2018	2017
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay	$510	$529
Homestake	136	352
Peru	179	136
Fees, salaries and other employee benefits	462	574
Insurance	1	2
Legal and professional fees	9	-
Marketing and investor relations	70	7
Office and administration	344	419
Project investigation costs	6	10
Regulatory, transfer agent and shareholder information	-	17
Total transactions for the year	$1,717	$2,046

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full time employees and engaging outside professional advisory firms less frequently.

The outstanding balance owing at December 31, 2018 was $262 (December 31, 2017 – $179). In addition, the Company had $150 on deposit with UMS as at December 31, 2018 (December 31, 2017 - $150).

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

15.
Related party balances and transactions (continued)

 (b) Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s six executives and six non-executive directors, was as follows:

	Years ended December 31,
	2018	2017
Short-term benefits provided to executives	$1,624	$1,962
Directors fees paid to non-executive directors	152	160
Share-based payments	590	899
	$2,366	$3,021

16. Supplemental cash flow information

	Years ended December 31,
	2018	2017
Increase (decrease) in cash related to:
Deferred acquisition costs capitalized in mineral properties	$-	$65
Deferred financing costs reclassified to share issue costs	10	-
Mineral property acquisition costs included in accounts payable	6	-

17. Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

December 31, 2018	Canada	Peru	Total

Restricted cash	$115	$-	$115
Prepaid expenses and deposits, non-current	-	198	198
Equipment, net	1,428	97	1,525
Mineral property interests	34,931	4,141	39,072
	$36,474	$4,436	$40,910

December 31, 2017	Canada	Peru	Total

Restricted cash	$115	$-	$115
Prepaid expenses and deposits, non-current	-	220	220
Equipment, net	1,612	63	1,675
Mineral property interests (restated – note 4)	34,741	2,517	37,258
	$36,468	$2,800	$39,268

18. Loss per share

	Years ended December 30,
	2018	2017
	(Restated – note 4)
Net loss	$17,674	$36,500
Weighted average number of shares outstanding	86,015,208	76,668,827
Basic and diluted loss per share	$0.21	$0.48

All of the outstanding share options and share purchase warrants at December 31, 2018 and 2017 were anti-dilutive for the years then ended as the Company was in a loss position.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

19.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at December 31, 2018 and 2017 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at December 31, 2018 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2018 and 2017 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	December 31, 2018	December 31, 2017

Financial assets denominated in foreign currencies	$89	$195
Financial liabilities denominated in foreign currencies	(57)	(1)
Net exposure	$32	$194

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its held for trading investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

20.
Income taxes

(a) Tax losses

The Company has accumulated non-capital losses of approximately $49,389 (December 31, 2017 – $43,352) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire in:

Year of Expiry	Total
2025	$656
2026	624
2027	1,219
2029	2,276
2030	2,684
2031	2,775
2032	4,048
2033	3,662
2034	2,673
2035	11,111
2036	7,175
2037	5,457
2038	5,029
$49,389

The Company also has non-capital losses in Peru of $1,206 (December 31, 2017 - $354), which, if unused, will expire between 2020 and 2022.

The Company has accumulated capital losses $661 (December 31, 2017 – $661) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

(b) Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Year ended December 31, 2018	Year ended December 31, 2017 (Restated – note 4)
Loss before income taxes	$(17,674)	$(36,500)
Canadian federal and provincial income tax rates	27%	26%
Expected income tax recovery	(4,772)	(9,490)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	286	478
Share issuance costs	(469)	(588)
Adjustment to tax estimates	(48)	991
Amortization of flow-through share premium	(634)	(1,551)
Flow-through expenditures renunciation	2,542	5,800
Difference in future and foreign tax rates	(111)	(871)
Other	(40)	(43)
Increase (decrease) in unrecognized tax asset	3,246	5,274
Income tax recovery	$-	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

20.
Income taxes (continued)

(c)
Significant components of the deferred tax assets and liabilities are:

	December 31, 2017 (Restated – note 4)	Net loss	Equity	December 31, 2018
Deferred Income tax assets
Non-capital losses carried forward	$12,260	$1,430	$-	$13,690
Capital losses carried forward	45	-	-	45
Share issuance costs & CEC	740	-	173	913
Investments	47	32	-	79
Site reclamation obligations	448	63	-	511
Property, plant & equipment	136	61	-	197
Mineral property interests	5,799	1,262	-	7,061
Peruvian VAT Receivable	227	128		355
	19,702	2,976	173	22,851
Deferred income tax liabilities
Mineral property interests	(1,188)	237	-	(951)
FX on intercompany	36	(140)	-	(104)

Net deferred tax assets	18,550	3,073	173	21,796

Unrecognized deferred tax assets	(18,550)	(3,073)	(173)	(21,796)

Net deferred tax balance	$-	$-	$-	$-

	December 31, 2016 (Restated – note 4)	Net loss	Equity	December 31, 2017 (Restated – note 4)
Deferred Income tax assets
Non-capital losses carried forward	$10,881	$1,379	$-	$12,260
Capital losses carried forward	43	2	-	45
Share issuance costs & CEC	500	-	240	740
Investments	19	28	-	47
Site reclamation obligations	454	(6)	-	448
Property, plant & equipment	68	68	-	136
Mineral property interests	1,270	4,529	-	5,799
Peruvian VAT Receivable	43	184		227
FX on intercompany	(3)	39		36
	13,275	6,223	240	19,738
Deferred income tax liabilities
Mineral property interests	-	(1,188)	-	(1,188)

Net deferred tax assets	13,275	(5,035)	240	18,550

Unrecognized deferred tax assets	(13,275)	5,035	(240)	(18,550)

Net deferred tax balance	$-	$-	$-	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2018 and 2017

21.
Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The capital of the Company is determined as follows:

	Year ended December 31,
	2018	2017 (Restated - note 4)
Equity	$40,479	$40,859
Less cash	1,653	2,474
	$38,826	$38,385

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital and is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

22.
Subsequent events

On March 15, 2019, the Company announced a non-brokered private placement for gross proceeds of $3,500. The placement will consist of approximately 2,187,500 common shares (the “Shares”) priced at CAD$1.60 per Share (the “2019 Offering”).

The Company intends to use the net proceeds from the 2019 Offering to fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and for general working capital.

The Shares issued under the 2019 Offering will be subject to a four-month hold period and will not be registered in the United States. Commissions may be paid on a portion of the proceeds from the 2019 Offering. Closing of the 2019 Offering is anticipated to occur on or before March 29, 2019 and is subject to customary closing conditions including, but not limited to the negotiation, execution of subscription agreements and receipt of applicable regulatory approvals, including approval of the Toronto Stock Exchange.